Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE: ZH; HKEX: 2390)

COMPLETION OF MAJOR TRANSACTION
SUBSCRIPTION OF THE FUND

Reference is made to the announcement of Zhihu Inc. (the “Company”) dated September 6, 2026 (the “Announcement”) and the circular of the Company dated September 24, 2026 (the “Circular”) in relation to, among other things, the Subscription. Unless otherwise defined, capitalized terms used in this announcement shall have the same meanings as defined in the Circular.

The Board is pleased to announce that, following approval of the Subscription by the Shareholders at the EGM on October 20, 2026, the completion of the Subscription took place on October 21, 2026.

By Order of the Board
Zhihu Inc. Yuan Zhou Chairman

Hong Kong, October 21, 2026

As of the date of this announcement, the Board comprises Mr. Yuan Zhou as an executive Director, Mr. Dahai Li, Mr. Zhaohui Li and Mr. Qu Chen as non-executive Directors and Ms. Hope Ni, Mr. Derek Chen and Dr. Li-Lan Cheng as independent non-executive Directors.